Exhibit 99.2

Independent Auditor’s Report and Consolidated Financial Statements of

TURQUOISE HILL RESOURCES LTD.

December 31, 2013 and 2012

Independent Auditor’s Report

To the Shareholders of Turquoise Hill Resources Ltd.

We have completed integrated audits of Turquoise Hill Resources Ltd.’s (the Company) December 31, 2013 and 2012 consolidated financial statements and its internal control over financial reporting as at December 31, 2013. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Turquoise Hill Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of operations, comprehensive loss, equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Turquoise Hill Resources Ltd. as at December 31, 2013 and December 31, 2012 and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Report on internal control over financial reporting

We have also audited Turquoise Hill Resources Ltd.’s internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Turquoise Hill Resources Ltd. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia

March 26, 2014

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	December 31,
	2013	2012
ASSETS

CURRENT
Cash and cash equivalents	$78,112	$1,115,262
Short-term investments	-	15,000
Accounts receivable (Note 4)	4,853	7,647
Due from related parties (Note 22)	5,070	1,533
Inventories (Note 5)	851,414	328,853
Prepaid expenses	33,378	59,898
Current assets held for sale (Note 3)	-	86,837

TOTAL CURRENT ASSETS	972,827	1,615,030

LONG-TERM INVESTMENTS (Note 6)	79,730	64,592
OTHER LONG-TERM INVESTMENTS (Note 7)	254,253	270,612
INVENTORIES (Note 5)	130,342	67,897
PROPERTY, PLANT AND EQUIPMENT (Note 8)	7,075,636	6,794,349
DEFERRED INCOME TAXES (Note 12)	-	48,510
OTHER ASSETS	82,903	31,406
NON-CURRENT ASSETS HELD FOR SALE (Note 3)	-	197,713

TOTAL ASSETS	$8,595,691	$9,090,109

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 9)	$386,340	$738,655
Payable to related parties (Note 22)	247,692	185,462
Deferred revenue	107,796	-
Interest payable on long-term debt (Note 10 and 11)	15,831	31,406
Interim and bridge funding facilities (Note 11)	2,129,262	1,799,004
Current liabilities held for sale (Note 3)	-	25,231

TOTAL CURRENT LIABILITIES	2,886,921	2,779,758

CONVERTIBLE CREDIT FACILITY (Note 10)	97,096	102,473
RIGHTS OFFERING DERIVATIVE LIABILITIES (Note 14 (d))	928,280	-
DEFERRED INCOME TAXES (Note 12)	4,547	-
ASSET RETIREMENT OBLIGATIONS (Note 13)	100,761	96,698
NON-CURRENT LIABILITIES HELD FOR SALE (Note 3)	-	30,214

TOTAL LIABILITIES	4,017,605	3,009,143

NATURE OF OPERATIONS AND LIQUIDITY (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 24)
SUBSEQUENT EVENTS (Notes 1, 11 and 14 (d))

EQUITY

SHARE CAPITAL (Note 14)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,006,116,602 (2012 - 1,005,535,530) common shares	9,150,621	9,145,394
ADDITIONAL PAID-IN CAPITAL	1,548,287	1,520,745
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 15)	2,519	12,849
DEFICIT	(5,736,763)	(4,608,549)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	4,964,664	6,070,439
NONCONTROLLING INTERESTS (Note 16)	(386,578)	10,527

TOTAL EQUITY	4,578,086	6,080,966

TOTAL LIABILITIES AND EQUITY	$8,595,691	$9,090,109

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ R. Robertson
J. Gardiner, Director	R. Robertson, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Year Ended December 31,
	2013	2012

REVENUE (Note 17)	$110,156	$78,062

COST OF SALES (Note 18)	(178,203)	(155,448)

EXPENSES
Exploration and evaluation	(27,492)	(66,081)
Other operating expenses (Note 19)	(233,247)	(141,034)
General and administrative	(61,288)	(154,486)
Depreciation	(2,854)	(405)
Accretion of asset retirement obligations (Note 13)	(6,130)	(2,735)
Write-down of accounts receivable and other current assets	(30,352)	-
Write-down of carrying value of materials and supplies inventory	(29,801)	-
Write-down of carrying value of property, plant and equipment (Note 8)	(73,564)	(15,245)

TOTAL EXPENSES	(642,931)	(535,434)

OPERATING LOSS	(532,775)	(457,372)

OTHER INCOME (EXPENSES)
Interest income	14,815	15,804
Interest expense	(62,383)	(11,943)
Financing costs (Note 14 (c))	-	(164,384)
Foreign exchange (losses) gains	(5,611)	6,648
Change in fair value of derivatives (Note 14 (d))	87,722	194,664
Change in fair value of embedded derivatives (Note 10)	5,481	39,512
Other income (expense) (Note 20)	228,721	(21,412)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(264,030)	(398,483)
Provision for income and other taxes (Note 12)	(99,945)	(12,899)
Share of loss of significantly influenced investees (Note 6)	(3,082)	(33,233)

NET LOSS FROM CONTINUING OPERATIONS	(367,057)	(444,615)
LOSS FROM DISCONTINUED OPERATIONS (Note 3)	(80,603)	(113,618)

NET LOSS	(447,660)	(558,233)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 16)	335,624	146,162

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(112,036)	$(412,071)

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(68,753)	$(345,369)
DISCONTINUED OPERATIONS	(43,283)	(66,702)

	$(112,036)	$(412,071)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.
CONTINUING OPERATIONS	$(0.06)	$(0.31)
DISCONTINUED OPERATIONS	(0.03)	(0.06)

	$(0.09)	$(0.37)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (p))	1,297,660	1,101,547

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012
NET LOSS	$(447,660)	$(558,233)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized gains (losses) on available-for-sale equity securities, net of tax recovery of $5,539, $2,847 (Note 6 (b))	17,433	(14,874)
Unrealized (losses) gains on available-for-sale debt securities, net of tax of $nil, $nil (Note 7)	(12,062)	30,309
Currency translation adjustments, net of tax of $nil, $nil	(26,045)	4,490

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(20,674)	19,925

TOTAL COMPREHENSIVE LOSS	$(468,334)	$(538,308)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(122,366)	$(396,922)
Noncontrolling interests	(345,968)	(141,386)

	$(468,334)	$(538,308)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income
	Number of Common Shares	Amount			Deficit	Noncontrolling Interests	Total
Balances, December 31, 2011	739,382,976	$6,819,367	$1,389,721	$(2,300)	$(3,508,076)	$15,040	$4,713,752
Net loss	-	-	-	-	(412,071)	(146,162)	(558,233)
Other comprehensive income	-	-	-	15,149	-	4,776	19,925
Shares issued for:
Exercise of stock options	5,823,443	71,887	(32,080)	-	-	-	39,807
Rights offering (Note 14 (e)), net of issue costs of $75,443	259,558,050	2,237,331	66	-	-	-	2,237,397
Exercise of subscription right	439,216	8,489	-	-	-	-	8,489
Bonus shares	291,625	7,760	(7,760)	-	-	-	-
Share purchase plan	40,220	560	-	-	-	-	560
Other increase in noncontrolling interests (Note 16)	-	-	(29,542)	-	-	136,873	107,331
Share purchase warrants (Note 14 (c))	-	-	164,385	-	-	-	164,385
Rights offering (Note 14 (e))	-	-	-	-	(688,402)	-	(688,402)
Dilution losses	-	-	(68,749)	-	-	-	(68,749)
Stock-based compensation (net of reclassifications of $290)	-	-	104,704	-	-	-	104,704

Balances, December 31, 2012	1,005,535,530	$9,145,394	$1,520,745	$12,849	$(4,608,549)	$10,527	$6,080,966
Net loss	-	-	-	-	(112,036)	(335,624)	(447,660)
Other comprehensive loss	-	-	-	(10,330)	-	(10,344)	(20,674)
Shares issued for:
Exercise of stock options	534,628	4,635	(3,101)	-	-	-	1,534
Share purchase plan	32,694	228	-	-	-	-	228
Bonus shares	13,750	364	(364)	-	-	-	-
Other increase (decrease) in noncontrolling interests (Note 16)	-	-	13,475	-	-	(51,137)	(37,662)
Rights offering (Note 14 (d))	-	-	-	-	(1,016,178)	-	(1,016,178)
Dilution losses	-	-	(3,194)	-	-	-	(3,194)
Stock-based compensation (including reclassifications of $290)	-	-	20,726	-	-	-	20,726

Balances, December 31, 2013	1,006,116,602	$9,150,621	$1,548,287	$(2,519)	$(5,736,763)	$(386,578)	$4,578,086

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012

OPERATING ACTIVITIES

Cash used in operating activities (Note 21)	$(630,897)	$(507,305)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations (Note 3)	83,151	13,000
Cash reduction on sale of Inova (Note 3)	(23,341)	-
Purchase of long-term investments	(10,356)	(41,763)
Proceeds from redemption of short-term investments	15,000	15,000
Proceeds from sale of long-term investments	235,486	1,500
Proceeds from redemption of other long-term investments	12,193	50,807
Expenditures on property, plant and equipment	(1,075,251)	(2,480,460)
Proceeds from sale of property, plant and equipment	1,703	-
Proceeds from other assets	1,359	(7,433)

Cash used in investing activities of continuing operations	(760,056)	(2,449,349)
Cash used in investing activities of discontinued operations (Note 3)	(26,791)	(75,096)

Cash used in investing activities	(786,847)	(2,524,445)

FINANCING ACTIVITIES
Issue of share capital	1,762	1,792,514
Proceeds from interim and bridge funding facilities (Note 11)	660,765	1,398,349
Repayment of interim and bridge funding facilities (Note 11)	(330,507)	-
Repayment of credit facilities	-	(46,804)
Noncontrolling interests’ reduction of investment in subsidiaries	-	(960)
Noncontrolling interests’ investment in subsidiaries	129	910

Cash provided by financing activities of continuing operations	332,149	3,144,009
Cash provided by financing activities of discontinued operations (Note 3)	4,474	34,662

Cash provided by financing activities	336,623	3,178,671

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(3,651)	17,909

NET CASH (OUTFLOW) INFLOW	(1,084,772)	164,830
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,162,884	998,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$78,112	$1,162,884
LESS CASH AND CASH EQUIVALENTS CLASSIFIED IN CURRENT ASSETS HELD FOR SALE	-	(47,622)

CASH AND CASH EQUIVALENTS AS PRESENTED ON CONSOLIDATED BALANCE SHEETS	$78,112	$1,115,262

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$78,112	$144,653
Short-term money market instruments	-	970,609

	$78,112	$1,115,262

Supplementary cash flow information (Note 21)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS AND LIQUIDITY

Turquoise Hill Resources Ltd. (“the Company”), together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mining company focused on copper, gold and coal mines in the Asia Pacific region.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business operations. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at December 31, 2013, Turquoise Hill had consolidated cash and cash equivalents of $78.1 million, a consolidated working capital deficiency of $1.9 billion and an accumulated deficit of $5.7 billion. The consolidated working capital deficiency is largely a result of classifying the $2.1 billion aggregate amount due to majority shareholder Rio Tinto plc (“Rio Tinto”) under the Interim Funding Facility (Note 11 (a)) and New Bridge Facility (Note 11 (b)) as a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion Interim Funding Facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The Interim Funding Facility had an initial maturity date of December 31, 2013 and was subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a New Bridge Facility. Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that had an original maturity date of December 31, 2013.

On August 23, 2013, as contemplated in the binding term sheet, the Company signed a Memorandum of Agreement with Rio Tinto (2013 MOA). The Company agreed that in the event that the Oyu Tolgoi project financing funds were not available to repay the New Bridge Facility and the Interim Funding Facility by their respective maturity dates, the Company was obligated to launch a rights offering, with a standby commitment from Rio Tinto, originally to close by the end of 2013, the proceeds of which would be used to repay both facilities.

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering that was expected to raise approximately $2.4 billion in gross proceeds. To allow for completion of the rights offering, the Company and Rio Tinto agreed to amend the 2013 MOA and extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, extended the maturity dates of the Interim Funding Facility and New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS AND LIQUIDITY (Continued)

On January 13, 2014, the Company successfully closed the rights offering and confirmed gross proceeds of approximately $2.4 billion. The Company used the net proceeds from the rights offering of approximately $2.3 billion to repay the Interim Funding Facility ($1.8 billion) and the New Bridge Facility ($402.6 million).

On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper concentrate produced but not yet delivered. Amounts prepaid by the customer are required to be used for Oyu Tolgoi’s working capital and general corporate purposes, bear interest at a fixed margin over LIBOR and are repaid by delivering copper concentrate to the customer pursuant to a sales contract. The prepayment arrangement matures on August 30, 2014.

On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks. Amounts drawn under the credit facility are required to be used by Oyu Tolgoi for working capital purposes. The credit facility bears interest at a fixed margin over LIBOR on any drawn amounts together with a utilization fee, which varies according to the utilized portion of the facility, and a commitment fee on undrawn amounts. The credit facility is available until the earlier of February 24, 2015 and the first draw down of project financing.

The Company believes that based on its current cash position, the availability of the $126 million non-revolving prepayment arrangement and unsecured $200 million revolving credit facility, and cash generated from the operation of the Oyu Tolgoi mine, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The significant accounting policies used in these consolidated financial statements are as follows:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and those entities in which the Company has a controlling financial interest either through voting rights or means other than voting rights. For these entities, the Company records 100% of the revenues, expenses, cash flows, assets and liabilities in the consolidated financial statements. For entities that the Company controls but holds less than a 100% ownership interest, a noncontrolling interest is recorded in the consolidated statement of operations and balance sheet to reflect the noncontrolling interest’s share of the net income (loss) and net assets of the entity, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Principles of consolidation (continued)

The Company has assessed all entities, including those entities that hold economic interests in projects that are in the exploration or development stage, in which the Company holds an economic interest to determine if they are variable interest entities (“VIEs”). If they are determined to be VIEs, the Company assesses on an ongoing basis who the primary beneficiary is based on who has the power to direct matters that most significantly impact the VIE’s economic performance and who has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Matters that may have a significant impact on the VIE’s economic performance include, but are not limited to, approval of budgets and programs, financing decisions, construction decisions and delegation of certain responsibilities to the operator of the project. For VIEs where the Company is the primary beneficiary, the Company consolidates the entity and records a noncontrolling interest, measured initially at its estimated fair value, for the interest held by other equity owners. For VIEs where the Company has shared power with unrelated parties over the aforementioned matters that most significantly impact the VIE’s economic performance, the Company uses the equity method of accounting to report their results.

The following table illustrates the Company’s policy used to account for its interests in significant entities where the Company holds less than a 100% economic interest. The Company consolidates all entities where it holds a 100% economic interest.

	Economic interest at
	December 31, 2013	Method
SouthGobi Resources Ltd. (i)	56.0%	Consolidation
Oyu Tolgoi LLC (ii)	66.0%	Consolidation

(i)	The Company holds a 56.0% interest in SouthGobi Resources Ltd. (“SouthGobi”), which owns the Ovoot Tolgoi coal mine in southern Mongolia and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

(ii)	Wholly-owned subsidiaries of the Company together hold a 66.0% interest in Oyu Tolgoi LLC (“Oyu Tolgoi”), a VIE whose principal asset is the Oyu Tolgoi copper-gold mine located in southern Mongolia.

The Company has determined that no individual party has both: (a) the unilateral power to direct the activities that most significantly impact Oyu Tolgoi’s economic performance and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to Oyu Tolgoi. The Company consolidates its 66.0% interest in Oyu Tolgoi as it is a member of a related party group with such

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(a)	Principles of consolidation (continued)

attributes and is the entity within the group that is most closely associated with Oyu Tolgoi. The determination of which party within the related party group is most closely associated with Oyu Tolgoi requires judgment and is based on the existence of principal-agency relationships within the group, relationship and significance of the activities of the VIE to the parties within the group, exposure to the variability associated with the anticipated economic performance of the VIE and design of the VIE.

The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi. At December 31, 2013, the consolidated carrying amounts (100%) of Oyu Tolgoi’s assets and liabilities were $7.9 billion and $0.6 billion, respectively. The maximum exposure to loss related to this VIE is $9.3 billion, calculated as the aggregate of the carrying amount of the Company’s common share interest, shareholder loan interests and certain obligations of Oyu Tolgoi guaranteed by the Company.

(b)	Measurement uncertainties

Generally accepted accounting principles require management to make assumptions and estimates that affect the reported amounts and other disclosures in these consolidated financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, among other things, the recoverability of investments, the proven and probable ore reserves, the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the provision for income taxes and the measurement and valuation of deferred income tax assets and deferred income tax liabilities, the expected economic lives of and the recoverability of property, plant and equipment, depreciation and depletion, estimated fair value of derivatives, estimated fair value of warrants, estimated fair values of financial assets and liabilities falling within levels 2 or 3 of the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements, and the anticipated costs and timing of asset retirement obligations.

(c)	Foreign currencies

The Company has determined the U.S. dollar to be its functional currency as it is the currency of the primary economic environment in which the Company and its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Foreign currencies (continued)

date and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in operations.

For foreign subsidiaries whose functional currency is the local currency, assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates in effect for the period. The related translation gains and losses are included in accumulated other comprehensive income (loss).

(d)	Revenue recognition

Sales revenue comprises sales to third parties at invoiced amounts. Amounts billed to customers in respect of shipping and handling are classified as sales revenue where Turquoise Hill is responsible for carriage, insurance and freight. All shipping and handling costs incurred by Turquoise Hill are recognized as cost of sales.

Sales revenue is presented net of royalties.

Revenues from the sale of significant by-products, such as gold, are included in sales revenue. Sundry revenue incidental to the main revenue generating activities of the operations and which is a consequence of producing and selling the main products is treated as a credit to cost of sales.

Sales revenue is only recognized on individual sales when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred;
•	the price is fixed or determinable; and
•	collectability is reasonably assured.

Delivery generally occurs when the product is loaded onto a truck, train or vessel.

Turquoise Hill recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all of the criteria for revenue recognition. Revenue is then recognized when all of the criteria for revenue recognition have been met.

The majority of Turquoise Hill’s products are sold to customers under contracts, which vary in tenure and pricing mechanisms.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Revenue recognition (continued)

Sales revenue is commonly subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using Turquoise Hill’s best estimate of contained metal and subsequently adjusted.

Certain products are “provisionally priced,” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer. The final price is based on the market price at the relevant quotation point stipulated in the contract, which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the embedded derivative is marked-to-market based on the forward selling price for the quotational period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, for which there exists an active and freely traded commodity market, such as the London Metals Exchange, and the value of product sold by Turquoise Hill is directly linked to the form in which it is traded on that market. The marking-to-market of the embedded derivative is classified as a component of sales revenue.

(e)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(f)	Short-term investments

Short-term investments include money market instruments with terms to maturity, at the date of acquisition, exceeding 90 days and with remaining terms at December 31, 2013 of less than one year.

(g)	Accounts receivable

Trade receivables and other receivable balances are reported at outstanding principal amounts, net of an allowance for doubtful accounts, if deemed necessary. Turquoise Hill evaluates the collectability of receivable account balances to determine the allowance, if any. Turquoise Hill considers the other party’s credit risk and financial condition, as well as current and projected economic and market conditions, in determining the amount of the allowance. Receivable balances are written off when Turquoise Hill determines that the balance is uncollectible.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost is comprised of production and processing costs, which includes direct and indirect labour, operating materials and supplies, transportation costs and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, transportation costs, and an applicable portion of operating overhead, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location.

Mine stores and supplies are valued at the lower of the weighted average cost, less allowances for obsolescence, and replacement cost.

(i)	Long-term investments

Long-term investments in companies in which Turquoise Hill has voting interests between 20% and 50%, or where Turquoise Hill has the ability to exercise significant influence, are accounted for using the equity method. Under this method, Turquoise Hill’s share of the investees’ earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the investment accounts.

Long-term investments in equity securities that have readily determinable fair values and are not subject to significant influence are classified as either “available-for-sale” or “held-for-trading”. Available-for-sale investments are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income (loss), unless the declines in market value are judged to be other than temporary, in which case the losses are recognized in income for the period. Held-for-trading investments are measured at fair value with changes in those fair values recognized in income for the period.

The cost method is used to account for long-term investments in equity securities that are not accounted for using the equity method or classified as either “available-for-sale” or “held-for-trading”.

(j)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)	Exploration and evaluation (continued)

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has economically recoverable reserves, in which case subsequent exploration and evaluation costs and the costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(k)	Property, plant and equipment

Property, plant and equipment are carried at cost (including preproduction costs, capitalized interest, other capitalized financing costs and all direct administrative support costs incurred during the construction period, net of cost recoveries and incidental revenues), less accumulated depletion and depreciation including write-downs. Following the construction period, interest, other financing costs and administrative costs are expensed as incurred.

Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units-of-production method or the straight-line method (over one to twenty years).

Depletion of each mineral property interest is provided on the units-of-production basis, using estimated proven and probable reserves as the depletion basis.

Turquoise Hill reviews the carrying values of its property, plant and equipment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. An impairment is considered to exist if total estimated future cash flows, or probability-weighted cash flows on an undiscounted basis, are less than the carrying value of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows associated with proven and probable reserves and value beyond proven and probable reserves. In estimating future cash flows, assets are grouped at the lowest level for which there is identifiable future cash flows that are largely independent of cash flows from other asset groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flows.

(l)	Stripping costs

Stripping costs incurred during the production phase of an open-pit mine are variable production costs that are included in the costs of inventory produced during the period that

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Stripping costs (continued)

the stripping costs are incurred. The production phase of a mine commences when saleable minerals are produced from an ore body, regardless of the level of production. However, the production phase does not commence with the removal of de minimis saleable mineral material that occurs in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

(m)	Asset retirement obligations

Turquoise Hill recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of that asset and the cost is amortized as an expense over the economic life of the related asset. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation and changes in estimate are added to or deducted from the asset.

(n)	Stock-based compensation

The Company has an Employees’ and Directors’ Equity Incentive Plan, a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan which are disclosed in Note 14.

The fair value of stock options at the date of grant is amortized to operations, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital are transferred to share capital.

The PSU’s and DDSU’s are accounted for at fair value upon issuance and remeasured each reporting period, which is based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(o)	Deferred income taxes

The provision for deferred income taxes is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Deferred income taxes (continued)

statement’s carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those deferred income tax assets that management believes will, more likely than not, fail to be realized.

(p)	Loss per share

The basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during the year. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. The effects of potentially dilutive stock options and share purchase warrants were antidilutive in the years ended December 31, 2013 and 2012.

The potentially dilutive shares excluded from the loss per share calculation due to antidilution are as follows:

	December 31,
	2013	2012
Options	5,909,332	16,176,212
Share purchase warrants	74,247,460	74,247,460

Total potentially dilutive shares	80,156,792	90,423,672

In January 2014, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company (Note 14 (d)). In accordance with the ASC guidance for earnings per share, basic and diluted loss per share for all periods presented have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the years ended December 31, 2013 and 2012 have been multiplied by a factor of 1.29.

(q)	Segmented reporting

The Company has four segments: Oyu Tolgoi with its copper-gold mine in southern Mongolia; SouthGobi with its coal operations and exploration activities in Mongolia; other exploration with its projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2013. In particular, $15.2 million has been reclassified from cost of sales to write-down of carrying value of property, plant and equipment.

(s)	Accounting changes

•

In February 2013, ASC guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

(t)	Recent accounting pronouncements

•

In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

•

In July 2013, ASC guidance was updated to clarify the presentation of unrecognized tax benefits when a net operating loss carryforward exists. The updated guidance provides that an unrecognized tax benefit should generally be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward or similar tax losses or tax credit carryforwards. The updated guidance becomes effective for the Company beginning January 1, 2015.

The Company has not assessed the impact, if any, of the standards that become effective January 1, 2014 or later.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISCONTINUED OPERATIONS

(a)	Inova Resources Limited

In August 2013, the Company’s Board of Directors committed to a plan to sell its investment in Inova Resources Limited (“Inova”) in conjunction with a proposed bid by the Shanxi Donghui Coal Coking & Chemicals Group Co., Ltd. (“Shanxi”) to acquire the majority of shares of Inova for Aud$0.22 cash per share (the “Takeover Offer”). In November 2013, Turquoise Hill completed the sale of all of its shares of Inova to Shanxi for $83.2 million (Aud$90.1 million) in cash.

The assets and liabilities of Inova are classified as held for sale in the consolidated balance sheet and the operations and cash flows of Inova are presented, for all periods, as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows, respectively.

The carrying amounts of assets and liabilities included in the disposal group are as follows:

	December 31,
	2013	2012
Cash and cash equivalents	$-	$47,622
Accounts receivable	-	4,674
Due from related parties	-	139
Inventories	-	32,099
Prepaid expenses	-	2,303

Current assets held for sale	$-	$86,837

Long-term investments	$-	$2,280
Property, plant and equipment	-	169,401
Other assets	-	26,032

Non-current assets held for sale	$-	$197,713

Accounts payable and accrued liabilities	$-	$25,231

Current liabilities held for sale	$-	$25,231

Asset retirement obligations	$-	$30,214

Non-current liabilities held for sale	$-	$30,214

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

3.	DISCONTINUED OPERATIONS (Continued)

Revenue and pretax loss reported in discontinued operations for all periods presented are as follows:

	Year Ended December 31,
	2013	2012
Revenue	$130,871	$80,655

Gain on sale of discontinued operations	$5,340	$-
Loss before income taxes	(85,943)	(113,098)

	$(80,603)	$(113,098)

(b)	Savage River

During 2012, Turquoise Hill received the fifth and final annual contingent payment of $13.0 million on the sale of the Savage River project.

4.	ACCOUNTS RECEIVABLE

	December 31,
	2013	2012

Trade receivables	$2,382	$1,438
Refundable taxes	1,256	2,851
Insurance proceeds	300	500
Accrued interest	5	112
Other	910	2,746

	$4,853	$7,647

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	INVENTORIES

	December 31,
	2013	2012

Current
Copper-gold concentrate	$544,183	$-
Run-of-mine copper-gold stockpiles	5,206	-
Coal stockpiles	7,244	19,284
Materials and supplies	294,781	309,569

	$851,414	$328,853

Noncurrent
Run-of-mine copper-gold stockpiles	$130,342	$67,897

6.	LONG-TERM INVESTMENTS

	December 31,
	2013	2012
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$-	$-
RDCC LLC	23,470	13,166
Available-for-sale equity securities (b)	48,831	33,737
Held-for-trading equity securities (c)	222	1,455
Other equity securities, cost method (d)	7,207	16,234

	$79,730	$64,592

(a)	The Company held a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	December 31,
	2013	2012
Amount due from Altynalmas	$-	$156,751
Share of equity method losses in excess of
common share investment	-	(156,751)

Net investment in Altynalmas	$-	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(a)	(continued)

On August 6, 2013, total cash consideration of $235 million was advanced to the Company by Sumeru Gold BV for the sale of the Company’s 50% interest in Altynalmas. Completion of the transaction was subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

On November 29, 2013, the transaction was completed upon the satisfaction of all closing conditions and a gain on sale of $231.9 million, net of transactions costs, was recognized.

During 2013, Turquoise Hill recorded a $3.0 million (2012 - $33.1 million) share of loss on this investment.

(b)	Available-for-sale equity securities

	December 31, 2013				December 31, 2012
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value
Ivanhoe Mines Ltd. (i)	6.4%	$26,965	$11,622	$38,587	7.0%	$17,938	$729	$18,667
Aspire Mining Limited (ii)	18.8%	5,661	514	6,175	19.9%	8,727	-	8,727
Entrée Gold Inc. (iii)	9.4%	4,723	(696)	4,027	10.7%	6,259	-	6,259
Other	-	50	(8)	42	-	96	(12)	84

		$37,399	$11,432	$48,831		$33,020	$717	$33,737

(i)

At December 31, 2013, the Company held 11.7 million (December 31, 2012 – 3.7 million) freely tradeable Class A common shares of Ivanhoe Mines Ltd. (“Ivanhoe”) (formerly Ivanplats Limited) and a further 10.7 million (December 31, 2012 – nil) Class A common shares that are subject to certain trading restrictions that expire by December 31, 2014 (Note 6 (d)(i)). The freely tradeable Class A common shares were valued based on their quoted market price. Whereas, a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions. The Company’s aggregate equity interest in Ivanhoe is 6.4%, including common shares accounted for using the cost method (Note 6 (d)(i)).

(ii)

During 2013, Turquoise Hill recorded an other-than-temporary impairment of $3.1 million (2012 - $19.2 million) against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

(iii)

During 2013, Turquoise Hill recorded an other-than-temporary impairment of $1.5 million (2012 - $13.7 million) against its investment in Entrée Gold Inc. (“Entrée”) based on an assessment of the fair value of Entrée.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	LONG-TERM INVESTMENTS (Continued)

(c)	Held-for-trading equity securities

During 2013, Turquoise Hill sold 22.2 million shares of Kangaroo Resources Limited (“Kangaroo”) for gross proceeds of $0.5 million and realized a loss of $0.1 million.

As at December 31, 2013, the market value of Turquoise Hill’s 0.5% investment in Kangaroo was $0.2 million, resulting in an unrealized loss through the statement of operations of $0.7 million during the year ended December 31, 2013 (2012 - $4.5 million).

(d)	Other equity securities, cost method

	December 31, 2013		December 31, 2012
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis
Ivanhoe Mines Ltd. (i)	6.4%	$7,092	7.0%	$16,119
Other	-	115	-	115

		$7,207		$16,234

(i)

In September 2012, Ivanhoe completed a reorganization whereby all 33.5 million Ivanhoe common shares held by the Company were reclassified to Class B common shares. The reclassification preserved the Company’s existing shareholder rights, but imposed a restriction on transferability that inhibited liquidity until such time as the Class B common shares were converted to Class A common shares. The Company accelerated the conversion of the Class B common shares by signing a Lock-up Agreement with Ivanhoe in April 2013. Otherwise, the conversion would have occurred automatically 39 months after the completion of Ivanhoe’s initial public offering, which was completed on October 23, 2012. Upon signing the Lock-up Agreement, the Class B common shares automatically converted to Class A common shares and became subject to certain restrictions on disposition. These trading restrictions are gradually lifted over a 33 month period commencing April 23, 2013.

As at December 31, 2013, 18.7 million Class A common shares had been transferred from cost method investments to available-for-sale equity securities (Note 6 (b)(i)). The transferred Class A common shares consists of 8.0 million Class A common shares with no trading restrictions and a further 10.7 million Class A common shares with trading restrictions that expire by December 31, 2014.

As at December 31, 2013, the Company held a further 14.7 million Class A common shares with trading restrictions exceeding one year, which are classified as a cost method investment because they do not have a readily determinable fair value. The Company’s aggregate equity interest in Ivanhoe is 6.4%, including common shares classified as available-for-sale equity securities (Note 6 (b)(i)).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS

	December 31,
	2013	2012

Prepayments (a)	$144,959	$153,941
Treasury Bill (a)	109,294	106,531
Long-Term Notes	-	10,140

	$254,253	$270,612

(a)	Treasury Bill and Prepayments

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	OTHER LONG-TERM INVESTMENTS (Continued)

(a)	Treasury Bill and Prepayments (continued)

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	December 31,		December 31,
	2013	2012	2013	2012
Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	6.6%	4.4%	6.6%	4.4%
Term	0.8 years	1.8 years	1.4 years	0.3 years

Based on the discounted cash flow models as at December 31, 2013, the fair values of the T-Bill and tax prepayments were estimated at $109.3 million and $145.0 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized loss of $0.3 million (2012 - $15.2 million unrealized gain) on the T-Bill and an unrealized loss of $11.7 million (2012 - $15.1 million unrealized gain) on the tax prepayments in accumulated other comprehensive income for the year ended December 31, 2013.

8.	PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2013			2012
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia (a) (b)	$4,100,275	$(261,862)	$3,838,413	$-	$-	$-
Ovoot Tolgoi, Mongolia (c)	462,155	(183,002)	279,153	460,938	(108,946)	351,992

	$4,562,430	$(444,864)	$4,117,566	$460,938	$(108,946)	$351,992

Mineral property interests
Oyu Tolgoi, Mongolia (a)	$952,171	$(44,804)	$907,367	$1,087,799	$(15,729)	$1,072,070
Ovoot Tolgoi, Mongolia (c)	34,984	(11,836)	23,148	37,606	(2,215)	35,391
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$988,407	$(57,884)	$930,523	$1,126,657	$(19,188)	$1,107,469

Other capital assets
Oyu Tolgoi, Mongolia (a)	$30,423	$(12,049)	$18,374	$644,114	$(78,354)	$565,760
Ovoot Tolgoi, Mongolia (c)	3,214	(1,425)	1,789	3,414	(1,231)	2,183
Other exploration projects	4,656	(3,872)	784	4,678	(3,911)	767

	$38,293	$(17,346)	$20,947	$652,206	$(83,496)	$568,710

Capital works in progress
Oyu Tolgoi, Mongolia (a)	$2,000,324	$-	$2,000,324	$4,710,266	$-	$4,710,266
Ovoot Tolgoi, Mongolia (c)	55,323	(49,047)	6,276	55,912	-	55,912

	$2,055,647	$(49,047)	$2,006,600	$4,766,178	$-	$4,766,178

	$7,644,777	$(569,141)	$7,075,636	$7,005,979	$(211,630)	$6,794,349

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	PROPERTY, PLANT AND EQUIPMENT (Continued)

(a)

Turquoise Hill has a 66% interest in the Oyu Tolgoi copper-gold mine located in Mongolia. During the year ended December 31, 2013, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $641.0 million (December 31, 2012 - $2.6 billion).

(b)

On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

(c)	The Ovoot Tolgoi coal mine is located in Mongolia and began open pit operations in 2008.

During 2013, $72.6 million of impairment charges were recognized to reduce various items of property, plant and equipment to their estimated recoverable amounts. The impairments are reported by the SouthGobi segment and relate to the following items of property, plant and equipment:

•

Dry coal handling facility (“DCHF”) – Following an extensive review that commenced in the fourth quarter of 2013, Turquoise Hill concluded that it does not plan to either complete or use the DCHF at the Ovoot Tolgoi coal mine in the foreseeable future. This conclusion constituted an indicator of impairment and Turquoise Hill performed an impairment assessment of the DCHF. As a result of the impairment assessment, Turquoise Hill recorded a $66.3 million impairment charge to reduce the carrying value of the DCHF to its estimated fair value. A probability-weighted discounted cash flow model, with a discount rate of 10.4%, was used to estimate the fair value of the DCHF.

•	Surplus capital spares – Turquoise Hill recorded an impairment of $6.3 million related to surplus capital spares not expected to be utilized with its existing mining fleet.

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,
	2013	2012

Accounts payable	$382,461	$262,215
Accrued construction costs	2,386	466,029
Payroll and other employee-related payables	1,092	2,230
Other	401	8,181

	$386,340	$738,655

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	CONVERTIBLE CREDIT FACILITY

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 24).

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

	December 31,
	2013	2012

Principal amount of convertible debenture	$250,000	$250,000

(Deduct) add:
Bifurcation of embedded derivative liability	(156,646)	(156,646)
Accretion of discount	347	243

Carrying amount of debt host contract	93,701	93,597

Embedded derivative liability	3,395	8,876

Convertible credit facility	97,096	102,473

Accrued interest	2,301	6,301

Transaction costs allocated to deferred charges	(2,794)	(2,796)

Net carrying amount of convertible credit facility	$96,603	$105,978

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	CONVERTIBLE CREDIT FACILITY (Continued)

As at December 31, 2013, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $3.4 million (December 31, 2012 - $8.9 million). During 2013, Turquoise Hill recognized a gain of $5.5 million (2012 - $39.5 million) as a result of the change in the fair value of the embedded derivative liability.

During 2013, Turquoise Hill capitalized $nil (2012 - $9.6 million) of interest expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, SouthGobi’s share price, expected volatility of SouthGobi’s share price, risk-free rate of return, spot Cdn$ exchange rates and forward Cdn$ exchange rate curves.

Assumptions used in the Monte Carlo valuation model are as follows:

	December 31,
	2013	2012

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Common share price	Cdn$0.84	Cdn$2.05
Expected volatility	71%	70%
Risk-free rate of return	3.11%	2.26%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$1)	0.94	1.01
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$1)	0.92 - 0.94	0.96 - 1.01

11.	INTERIM AND BRIDGE FUNDING FACILITIES

	December 31,
	2013	2012

Interim Funding Facility (a)	$ 1,789,787	$ 1,799,004
Short-Term Bridge Facility and New Bridge Facility (b)	339,475	-

	$ 2,129,262	$ 1,799,004

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving Interim Funding Facility of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The Interim Funding Facility was set to mature on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package. On November 14, 2013, the Company and Rio Tinto agreed to amend the 2013 MOA to extend the maturity date of the Interim Funding Facility to the earlier of January 15, 2014 and the second business day following the 2014 rights offering closing date. All amounts owing under the Interim Funding Facility were repaid by January 14, 2014 with the proceeds from the 2014 rights offering.

Amounts advanced to the Company under the Interim Funding Facility bear interest at the weighted average rate of return earned by the Company on the aggregate Interim Funding Facility proceeds advanced to Oyu Tolgoi. During 2013, the Interim Funding Facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. Any interest and fees incurred under the Interim Funding Facility are subject to a gross-up for applicable withholding taxes.

As at December 31, 2013, a total of approximately $1.8 billion (December 31, 2012 - $1.8 billion) had been drawn and $10.2 million (December 31, 2012 - $nil) had been repaid on the Interim Funding Facility.

During 2013, interest expense of $123.5 million (2012 - $101.1 million), including a gross-up for applicable withholding taxes, was incurred on the Interim Funding Facility, of which $87.3 million (2012 - $101.1 million) was capitalized as Oyu Tolgoi mine development costs. As at December 31, 2013, accrued interest of $11.4 million was outstanding on the Interim Funding Facility.

(b)	Short-Term Bridge Facility and New Bridge Facility

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million (Short-Term Bridge Facility). Amounts drawn under the Short-Term Bridge Facility were fully repaid in September 2013.

Amounts advanced to the Company under the Short-Term Bridge Facility bore interest at LIBOR plus 5%. Interest and fees incurred under the Short-Term Bridge Facility were subject to a gross-up for applicable withholding taxes.

During 2013, a front end fee of $1.3 million, interest of $0.9 million and commitment fees of $0.6 million, each inclusive of a gross-up for applicable withholding taxes, were incurred on the Short-Term Bridge Facility, of which $2.4 million was capitalized as Oyu Tolgoi mine development costs.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	INTERIM AND BRIDGE FUNDING FACILITIES (Continued)

(b)	Short-Term Bridge Facility and New Bridge Facility (continued)

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package, including a new bridge facility (“New Bridge Facility”). Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility that was set to mature on December 31, 2013. The New Bridge Facility was subject to a front end fee of $6.0 million, an interest rate of LIBOR plus 5.0% per annum on drawn amounts and a commitment fee of 2.0% per annum on undrawn amounts. Interest and fees incurred under the New Bridge Facility are subject to a gross-up for applicable withholding taxes. On November 14, 2013, the Company and Rio Tinto agreed to amend the 2013 MOA to extend the maturity date of the New Bridge Facility to the earlier of January 15, 2014 and the second business day following the 2014 rights offering closing date. All amounts owing under the New Bridge Facility were repaid by January 13, 2014 with the proceeds from the 2014 rights offering.

As at December 31, 2013, a total of approximately $435.0 million (December 31, 2012 - $nil) had been drawn and $95.5 million (December 31, 2012 - $nil) had been repaid on the New Bridge Facility.

During 2013, a front end fee of $6.7 million, interest of $5.7 million and commitment fees of $2.5 million, each inclusive of a gross-up for applicable withholding taxes, were incurred on the New Bridge Facility, of which $4.7 million was capitalized as Oyu Tolgoi mine development costs. As at December 31, 2013, accrued interest of $2.1 million was outstanding on the New Bridge Facility.

(c)	Bridge Funding Facility

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto (“2012 MOA”) that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the Oyu Tolgoi mine. The bridge funding facility, which bore interest at LIBOR plus 5.0%, was not extended past its May 23, 2013 maturity date.

During 2012, the Company incurred a front end fee of $16.7 million. Additionally, a commitment fee of 1.75%, calculated on an annual basis on the daily average of the undrawn amount under the bridge funding facility, was payable on a semi-annual basis in arrears throughout the term of the bridge funding facility.

Any interest and fees incurred under the bridge funding facility were subject to a gross-up for applicable withholding taxes.

During 2013, commitment fees of $11.5 million (2012 - $18.0 million), including a gross-up for applicable withholding taxes, were incurred on the bridge funding facility, of which $11.3 million (2012 - $18.0 million) was capitalized as Oyu Tolgoi mine development costs.

No amounts were ever drawn on the bridge funding facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES

As referred to in Note 2 (b), Turquoise Hill must make significant estimates in respect of its provision for income taxes and the composition of its deferred income tax assets and liabilities. Turquoise Hill’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities, and those adjustments may be material to Turquoise Hill’s financial position and results of operations.

Turquoise Hill’s (provision) recovery of income and capital taxes for continuing operations consists of the following:

	Year Ended December 31,
	2013	2012
Deferred income taxes	$(58,597)	$18,637
Withholding and other taxes	(41,348)	(31,536)

	$(99,945)	$(12,899)

Deferred income tax assets and liabilities for continuing operations at December 31, 2013 and 2012 arise from the following:

	December 31,
	2013	2012
Deferred income tax assets
Long-term investments	$27,311	$28,428
Property, plant and equipment	257,729	249,143
Loss carry-forwards and investment tax credits	1,177,073	1,034,778
Other	19,134	19,766

	1,481,247	1,332,115
Valuation allowance	(1,465,553)	(1,264,813)

Net deferred income tax assets	15,694	67,302

Deferred income tax liabilities
Property, plant and equipment	20,241	18,792

	20,241	18,792

Deferred income tax (liabilities) assets, net	$(4,547)	$48,510

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES (Continued)

A reconciliation of the (provision) recovery of income and capital taxes for continuing operations is as follows:

	Year Ended December 31,
	2013	2012

Recovery of income taxes based on the combined
Canadian federal and provincial statutory tax rates of 25.75% in 2013 and 25.0% in 2012 applied to the net loss from continuing operations	$68,781	$107,930
(Deduct) add:
Lower foreign tax rates	(3,439)	(728)
Tax benefit of losses not recognized	(172,976)	(99,955)
Withholdings and other taxes	(41,348)	(31,536)
Non-taxable portion of gains and losses	60,313	-
Foreign exchange and other	(11,276)	11,390

Provision for income and other taxes	$(99,945)	$(12,899)

At December 31, 2013, Turquoise Hill had the following unused tax losses from continuing operations:

		Local Currency	U.S. Dollar Equivalent (i)	Expiry Dates
Non-capital losses:
Canada	U.S. Dollar	344,005	$344,005	2032 to 2033
Mongolia	Mongolian Tugrik	2,013,504,238	$1,250,624	2018 to 2021
Indonesia	Indonesian Rupiah	102,838,070	$8,437	2014 to 2018
Hong Kong	Hong Kong Dollar	108,429	$13,990	(a)
Capital losses:
Canada	U.S. Dollar	104,015	$104,015	(b)

(i)	Translated using the year-end exchange rate.

(a)	These losses are carried forward indefinitely.
(b)	These losses are carried forward indefinitely, subject to change of control rules, for utilization against future net realized capital gains.

At December 31, 2013, Turquoise Hill has $762.6 million of unused investment tax credits in Mongolia. Unused investment tax credits earned in a particular taxation year may be credited against taxes payable in the subsequent three profitable tax years.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	INCOME TAXES (Continued)

Turquoise Hill also has deductible temporary differences and unused tax losses in certain other foreign jurisdictions that are not disclosed above, as it is currently highly unlikely that these items will be utilized.

Turquoise Hill had no uncertain tax positions as of December 31, 2013 and 2012. Under current conditions and expectations, management does not foresee any significant changes in uncertain tax positions that would have a material impact on the Company’s financial statements.

During 2013 and 2012, Turquoise Hill did not recognize any accrued interest or penalties related to uncertain tax positions within the statement of operations or balance sheet.

Turquoise Hill is subject to taxes in Canada, Mongolia and various foreign countries. The tax years of major tax jurisdictions which remain subject to examination as of December 31, 2013 are as follows:

Canada	2006 to 2013
Mongolia	2008 to 2013

13.	ASSET RETIREMENT OBLIGATIONS

	Oyu Tolgoi	SouthGobi	Total

Balance, December 31, 2011	$14,933	$5,778	$20,711

Additions and changes in estimates	74,871	(1,619)	73,252
Accretion expense	2,218	517	2,735

Balance, December 31, 2012	$92,022	$4,676	$96,698

Additions and changes in estimates	554	(2,621)	(2,067)
Accretion expense	5,664	466	6,130

Balance, December 31, 2013	$98,240	$2,521	$100,761

14.	SHARE CAPITAL

(a)	Equity Incentive Plan

The Company has an Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”), which includes three components: (i) a Share Option Plan; (ii) a Share Bonus Plan; and (iii) a Share Purchase Plan.

(i)

The Share Option Plan authorizes the Board of Directors of the Company to grant options to directors and employees of Turquoise Hill to acquire common shares of the Company at a price based on the weighted average trading price of the common shares for the five days preceding the date of the grant. Options vest over four years and have seven year contractual terms unless otherwise determined from time to time by the Board of Directors, on the recommendation of the Compensation and

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

Benefits Committee. The Share Option Plan also provides that these options may, upon approval of the Board of Directors, be converted into stock appreciation rights.

(ii)	The Share Bonus Plan permits the Board of Directors of the Company to authorize the issuance, from time to time, of common shares of the Company to employees of the Company and its affiliates.

(iii)

The Share Purchase Plan entitles each eligible employee of Turquoise Hill to contribute up to seven percent of each employee’s annual basic salary in semi-monthly instalments. At the end of each calendar quarter, each employee participating in the Share Purchase Plan is issued common shares of the Company equal to 1.5 times the aggregate amount contributed by the participant, based on the weighted average trading price of the common shares during the preceding three months.

The Company is authorized to issue a maximum of 6.5% of the issued and outstanding Common Shares (December 31, 2013 - 65,397,579) pursuant to the Equity Incentive Plan. At December 31, 2013, an aggregate of 59,488,247 common shares were available for future grants of awards under the plan.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Company’s stock. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been materially different from that reported.

During 2013, the Company did not grant any new stock options. The weighted average grant-date fair value of stock options granted during 2012 was Cdn$1.01. The fair value of these options was determined using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2013	2012
Risk-free interest rate	n/a	1.09%
Expected life	n/a	0.9 years
Expected volatility	n/a	39%
Expected dividends	n/a	$nil

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

A summary of stock option activity and information concerning outstanding and exercisable options at December 31, 2013 is as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price
			(Expressed in Canadian dollars)

Balances, December 31, 2011	24,610,831	23,449,062	$13.83
Increase in amount authorized	23,701,143	-	-
Options granted	(8,484,971)	8,484,971	13.34
Options exercised	-	(6,069,382)	7.15
Options cancelled	9,487,303	(9,487,303)	14.66
Options expired	201,136	(201,136)	14.50
Bonus shares	(291,625)	-	-
Shares issued under share purchase plan	(40,220)	-	-

Balances, December 31, 2012	49,183,597	16,176,212	$15.58
Increase in amount authorized	618,842	-	-
Options granted	-	-	-
Options exercised	-	(534,628)	2.96
Options cancelled	8,705,564	(8,705,564)	16.68
Options expired	1,026,688	(1,026,688)	9.07
Bonus shares	(13,750)	-	-
Shares issued under share purchase plan	(32,694)	-	-

Balances, December 31, 2013	59,488,247	5,909,332	$16.23

At December 31, 2013, the U.S. dollar equivalent of the weighted average exercise price was $15.28 (December 31, 2012 - $15.70).

The total intrinsic value of options exercised during the years ended December 31, 2013 and 2012 was $1.8 million and $24.1 million, respectively.

As at December 31, 2013, options vested and expected to vest totalled 5,909,332 (December 31, 2012 - 16,176,212) and had an aggregate intrinsic value of $0.1 million (December 31, 2012 - $4.7 million).

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(a)	Equity Incentive Plan (continued)

The following table summarizes information concerning outstanding and exercisable options at December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price Per Share	Number Exercisable	Weighted Average Exercise Price Per Share
(Expressed in Canadian dollars)			(Expressed in Canadian dollars)		(Expressed in Canadian dollars)

$2.82 to $7.03	452,313	2.06	$3.38	452,313	$3.38
$7.04 to $8.20	978,681	3.53	8.05	546,676	8.08
$8.21 to $12.62	486,281	2.72	9.98	486,281	9.98
$12.63 to $17.70	1,454,977	2.81	14.64	1,353,162	14.49
$17.71 to $27.83	2,537,080	3.33	23.78	1,928,798	23.63

	5,909,332	3.09	$16.23	4,767,230	$15.94

As at December 31, 2013, total unrecognized compensation cost related to unvested stock options was $3.7 million. This cost is expected to be recognized over a weighted-average period of approximately 1.0 years.

As at December 31, 2013 the aggregate intrinsic value for fully vested stock options was $0.1 million (December 31, 2012 - $4.7 million).

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Year Ended December 31,
	2013	2012

Turquoise Hill Resources Ltd. (i)	$9,736	$68,961
SouthGobi Resources Ltd.	1,587	13,689

	$11,323	$82,650

(i)	During 2013, stock-based compensation of $4.6 million (2012 - $13.2 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(b)	Other Stock Based Compensation

The Company has a Performance Share Unit Plan, which authorizes the Board of Directors of the Company to grant PSU’s to directors and employees of Turquoise Hill. Each PSU evidences the right of the holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a common share, calculated using the average of the closing prices of the common shares for the five days preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria. During 2013, the Company granted 71,200 PSU’s with a fair value of $0.5 million. At December 31, 2013, 71,200 PSU’s remained outstanding and unvested.

The Company has a Director Deferred Share Unit Plan, which authorizes the Board of Directors of the Company to grant DDSU’s to independent directors of the Company. Each DDSU evidences the right of the holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a common share, calculated using the volume weighted average closing prices of the common shares for the five days preceding the date the fair market value is to be determined. During 2013, the Company granted 100,420 DDSU’s with a fair value of $0.7 million. At December 31, 2013, 100,420 DDSU’s remained outstanding and nil vested.

(c)	Series D Warrants

Under the terms of the 2012 MOA and the May 22, 2012 amendment thereto, the Company agreed to issue 55 million Series D Warrants to Rio Tinto upon filing the 2012 rights offering preliminary prospectus on May 22, 2012. Each Series D Warrant entitles Rio Tinto to purchase one common share of the Company at the warrant’s exercise price at any time during a three year period. The quantity and exercise price of the Series D Warrants were both subject to certain anti-dilution provisions connected to future rights offerings. After the 2012 rights offering closed on July 26, 2012, the number of Series D Warrants was increased to 74,247,460 and the exercise price was set at $10.37.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(c)	Series D Warrants (continued)

Turquoise Hill has recorded an amount of $164.4 million in equity attributable to the fair value of the Series D Warrants, and a corresponding amount was expensed as financing costs during 2012. As at May 22, 2012, the fair value of the Series D Warrants was determined using the Black-Scholes option-pricing model, using the following assumptions:

Exercise price	$10.33
Theoretical ex-rights share price	$8.62
Risk-free interest rate	0.46%
Expected life	3.0 years
Expected volatility	60%
Expected dividends	Nil

As at December 31, 2013, Rio Tinto held 74,247,460 Series D Warrants (December 31, 2012 - 74,247,460) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

Upon closing the 2014 rights offering in January 2014, the exercise price of the Series D Warrants was adjusted to $8.20 and Rio Tinto was issued 74,247,460 Anti-Dilution Series D Warrants that are exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $4.31.

(d)	2014 Rights Offering

In November 2013, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 6, 2013 received one right for each common share held. Every right held entitled the holder thereof to purchase one common share of the Company at $2.40 per share or Cdn$2.53 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 7, 2014.

Under the 2013 MOA and the November 14, 2013 amendment thereto, Rio Tinto agreed, subject to certain terms, conditions and limitations, to exercise its basic subscription privilege in full and to provide a standby commitment to acquire all common shares not otherwise taken up under the 2014 Rights Offering in exchange for a standby purchaser fee equal to 3% of the gross rights offering proceeds. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

Upon the closing of the rights offering in January 2014, the Company issued a total of 1,006,116,602 common shares for gross proceeds of $2.4 billion. Expenses and fees

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(d)	2014 Rights Offering (continued)

relating to the rights offering totalled approximately $78.7 million, including the $70.8 million standby purchaser fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $2.40 or Cdn$2.53 subscription price. Furthermore, the Cdn$2.53 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 3, 2013, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $1,016.2 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $500.1 million attributable to rights held by the Company’s noncontrolling shareholders and $516.1 million attributable to rights held by Rio Tinto. Each reporting period, the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During 2013, the Company recognized a derivative gain of $87.9 million.

In January 2014, the derivative financial liability was settled as rights were exercised and a total of $909.3 million was reclassified from the derivative financial liability to share capital.

Under the terms of the 2013 MOA, Rio Tinto confirmed that it would take up its full basic subscription privilege, with respect to its 51% shareholding, and provide a standby commitment to subscribe for the common shares not subscribed for under the basic subscription privilege and the additional subscription privilege under the rights offering, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights were in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	December 31, 2013	December 3, 2013

Ex-rights share price	$3.30	$3.38
Risk-free rate of return	0.08%	0.08%
Spot Cdn$ exchange rate	0.94	0.94

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(d)	2014 Rights Offering (continued)

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

Rio Tinto’s standby commitment over rights held by the Company’s noncontrolling shareholders is accounted for as a derivative financial asset. Its fair value was estimated as the difference between the estimated forward contract price, used to estimate the fair value of a right held by Rio Tinto, and the published market quotation for a right. During the rights offering period, there were no significant differences between these two prices, so no derivative financial asset was recognized.

The standby purchaser fee liability contains an embedded derivative as it is equal to 3% of the Canadian and U.S. dollar proceeds to be received upon the rights offering close. Therefore, the standby purchaser fee liability was accounted for as a derivative financial liability measured at fair value, which was estimated using the optimal currency of exercise for a right at each measurement date. On December 3, 2013, the Company recognized a standby purchaser fee liability of $71.7 million and a deferred charge for the same amount, which was classified as other assets in the consolidated balance sheet. Upon closing the rights offering in January 2014, the deferred charge was reclassified from other assets to share capital to reflect a cost of the rights offering. During 2013, the Company recognized a derivative loss of $0.2 million associated with remeasuring the standby purchaser fee liability.

(e)	2012 Rights Offering

In June 2012, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at June 19, 2012 received one right for each common share held. Every 20 rights held entitled the holder thereof to purchase seven common shares of the Company at $7.00 per share or Cdn$7.17 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on July 19, 2012.

Under the 2012 MOA and the May 22, 2012 amendment thereto, Rio Tinto agreed to provide a standby commitment for the full amount of the rights offering in exchange for a standby commitment fee equal to 4% of the gross rights offering proceeds. Under the standby commitment, Rio Tinto was required to acquire any common shares of the Company not taken up under the rights offering. Because the rights offering was oversubscribed, Rio Tinto did not purchase any shares under its standby commitment.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(e)	2012 Rights Offering (continued)

Upon the closing of the rights offering in July 2012, the Company issued a total of 259,558,050 common shares for gross proceeds of $1.8 billion. Expenses and fees relating to the rights offering totalled approximately $75.4 million, including the $72.8 million standby commitment fee paid to Rio Tinto, and reduced the gross proceeds recorded as share capital.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $7.00 or Cdn$7.17 subscription price. Furthermore, the Cdn$7.17 subscription price was not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On June 14, 2012, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized an aggregate derivative financial liability of $688.4 million associated with the Company’s legal obligation to carry out the rights offering and deficit was adjusted by a corresponding amount. This derivative financial liability comprised $344.8 million attributable to rights held by the Company’s noncontrolling shareholders and $343.6 million attributable to rights held by Rio Tinto. Each reporting period, the derivative financial liability is remeasured at fair value with changes being recognized in earnings. During 2012, Turquoise Hill recognized a derivative gain of $194.7 million.

The derivative financial liability was settled as rights were exercised or expired unexercised. A total of $493.7 million was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $0.1 million was reclassified from the derivative financial liability to additional paid-in capital, representing the fair value of rights that expired unexercised.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	SHARE CAPITAL (Continued)

(e)	2012 Rights Offering (continued)

Under the amendment to the Memorandum of Agreement, Rio Tinto confirmed that it would take up its full basic subscription privilege under the $1.8 billion rights offering with respect to its 51% shareholding, subject to certain conditions. Rio Tinto was committed to exercising its full basic subscription privilege regardless of whether or not the rights are in the money. Accordingly, the fair value of the derivative financial liability attributable to rights held by Rio Tinto was estimated using a forward contract pricing model, using the following assumptions:

	July 19, 2012	June 14, 2012
Ex-rights share price	$8.93	$9.52
Risk-free rate of return	n/a	0.17%
Spot Cdn$ exchange rate	1.02	0.98

The fair value of the derivative financial liability attributable to rights held by the Company’s noncontrolling shareholders was determined by reference to published market quotations for the rights.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized (Loss) Gain on Available- For-Sale Equity Securities	Unrealized Loss on Available- For-Sale Debt Securities	Currency Translation Adjustments	Noncontrolling Interests	Total Attributable to the Company

Balance, December 31, 2012	$(461)	$(4,133)	$26,161	$(8,718)	$12,849

Change in other comprehensive
(loss) income before reclassifications	10,821	(12,062)	(21,954)	10,344	(12,851)
Reclassifications from accumulated other comprehensive income	6,612	-	(4,207)	116	2,521
Net current-period other comprehensive income (loss)	17,433	(12,062)	(26,161)	10,460	(10,330)

Balance, December 31, 2013	$16,972	$(16,195)	$-	$1,742	$2,519

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Consolidated Statement of Operations
	Year Ended December 31, 2013
Unrealized (loss) gain on available-for-sale equity securities:
Other-than-temporary impairment charges	$(4,649)	Other expense
Other-than-temporary impairment charges	(1,963)	Loss from discontinued operations

	$(6,612)

Currency translation adjustments	$4,207	Loss from discontinued operations

Noncontrolling interests	$(116)	Loss from discontinued operations

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	NONCONTROLLING INTERESTS

At December 31, 2013 there were noncontrolling interests in Oyu Tolgoi and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi	SouthGobi	Discontinued Operations (Note 3)	Total

Balance, December 31, 2011	$(367,599)	$281,771	$100,868	$15,040

Noncontrolling interests’ share of loss	(47,509)	(51,736)	(46,917)	(146,162)
Noncontrolling interests’ share of other comprehensive income (loss)	11,268	(7,012)	520	4,776
Common share investments funded on behalf of noncontrolling interest (a)	535,626	-	-	535,626
Funded amounts repayable to the Company (a)	(535,626)	-	-	(535,626)
Other changes in noncontrolling interest (b)	69,239	-	-	69,239
Changes in noncontrolling interests arising from changes in ownership interests	-	23,725	43,909	67,634

Balance, December 31, 2012	$(334,601)	$246,748	$98,380	$10,527

Noncontrolling interests’ share of loss	(174,387)	(123,917)	(37,320)	(335,624)
Noncontrolling interests’ share of other comprehensive loss (income)	(3,986)	2,594	(8,952)	(10,344)
Common share investments funded on behalf of noncontrolling interest (a)	105,400	-	-	105,400
Funded amounts repayable to the
Company (a)	(105,400)	-	-	(105,400)
Changes in noncontrolling interests arising from changes in ownership interests	-	971	1,351	2,322
Disposal of subsidiary	-	-	(53,459)	(53,459)

Balance, December 31, 2013	$(512,974)	$126,396	$-	$(386,578)

(a)

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at December 31, 2013, the cumulative

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	NONCONTROLLING INTERESTS (Continued)

(a)	(continued)

amounts of such funding and unrecognized interest were $751.2 million (December 31, 2012 - $645.8 million) and $110.5 million (December 31, 2012 - $59.7 million) respectively.

(b)	During 2012, shareholder loans from Turquoise Hill to Oyu Tolgoi totalling $245.4 million were converted to equity.

During 2012, unpaid dividends of $41.8 million on Oyu Tolgoi preferred shares held by Turquoise Hill were converted to equity.

17.	REVENUE

	Year ended December 31,
	2013	2012

Copper-gold concentrate
Copper	$37,596	$-
Gold	13,172	-
Silver	752	-
Coal	58,636	78,062

	$110,156	$78,062

For the year ended December 31, 2013, revenues are presented net of royalties of $23.4 million (2012 - $16.2 million).

18.	COST OF SALES

	Year ended December 31,
	2013	2012

Production and delivery	$76,028	$51,503
Depreciation and depletion	33,718	25,515
Write-down of carrying value of inventory	38,018	25,472
Cost of sales during mine operations	147,764	102,490
Cost of sales related to idled mine assets (i)	30,439	52,958

	$178,203	$155,448

(i)	During the second quarter of 2012, mining activities at the Ovoot Tolgoi coal mine where curtailed to manage coal inventories and to maintain efficient working capital levels. By

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	COST OF SALES (Continued)

June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012. While operations at the Ovoot Tolgoi coal mine resumed on March 22, 2013, the 2013 production plan does not fully utilize SouthGobi’s existing mining fleet. Accordingly, costs related to idled mine assets continue to be incurred subsequent to March 22, 2013.

Cost of sales related to idled mine assets for the year ended December 31, 2013 includes $25.0 million (2012 - $33.4 million) of depreciation expense. The depreciation expense relates to SouthGobi’s idled plant and equipment.

19.	OTHER OPERATING EXPENSES

	Year ended December 31,
	2013	2012

Operating segment administration	$170,752	$32,438
Operational readiness	20,076	87,178
Selling expenses	14,117	-
Care and maintenance costs	12,278	-
Other	16,024	21,418

	$233,247	$141,034

20.	OTHER INCOME (EXPENSE)

	Year ended December 31,
	2013	2012

Unrealized losses on long-term investments (Note 6 (c))	$(656)	$(4,515)
Realized gains on sale of long-term investments (Note 6)	231,836	38
Unrealized gains on other long-term investments	238	11,463
Realized gains on other long-term investments	1,952	4,483
Write-down of carrying value of long-term investments (Note 6 (b))	(4,649)	(32,881)

	$228,721	$(21,412)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Year Ended December 31,
	2013	2012

Net loss	$(447,660)	$(558,233)
Loss from discontinued operations	80,603	113,618
Items not involving use of cash
Stock-based compensation	11,727	77,029
Accretion expense	6,237	2,869
Depreciation	61,585	46,203
Accrued interest income	(8,870)	(10,345)
Financing costs	-	164,384
Unrealized losses on long-term investments	656	4,515
Realized gains on sale of long-term investments	(234,910)	(38)
Unrealized gains on other long-term investments	(238)	(11,463)
Realized gains on other long-term investments	(1,952)	(4,483)
Change in fair value of derivative	(87,722)	(194,664)
Change in fair value of embedded derivatives	(5,481)	(39,512)
Unrealized foreign exchange losses (gains)	341	(14,308)
Share of loss of significantly influenced investees	3,082	33,233
Write-down of carrying value of accounts receivables	30,352	-
Write-down of carrying value of inventories	67,819	17,219
Write-down of carrying value of property, plant and equipment	73,564	15,245
Write-down of carrying value of long-term investments	4,649	32,881
Deferred income taxes	58,597	(18,637)
Bonus shares	-	5,621
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	6,375	(8,285)
Due from related parties	(2,835)	(433)
Inventories	(465,497)	(219,603)
Prepaid expenses	13,405	170
(Decrease) increase in:
Accounts payable and accrued liabilities	103,141	115,302
Payable to related parties	(19,049)	66,199
Deferred revenue	107,796	-
Interest payable on long-term debt	17,530	2,074

Cash used in operating activities of continuing operations	(626,755)	(383,442)

Cash used in operating activities of discontinued operations	(4,142)	(123,863)

Cash used in operating activities	$(630,897)	$(507,305)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

21.	CASH FLOW INFORMATION (Continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31,
	2013	2012

Financing activites:
Rights offering (Note 14 (e))	$-	$493,673
Interest settlement on convertible credit facility (Note 10)	8,000	4,000

	$8,000	$497,673

(c)	Other supplementary information

	Year Ended December 31,
	2013	2012

Interest paid	$44,747	$9,843

Income taxes paid	$339	$2,418

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS

(a)	Related party transactions with Rio Tinto

As at December 31, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012: 50.8%).

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

	December 31,
	2013	2012

Cash and cash equivalents (i)	$-	$970,591
Due from related parties	5,070	496
Payable to related parties:
Management service payments (ii)	(100,569)	(91,175)
Cost recoveries (iv)	(75,237)	(94,226)
Standby purchaser fee (v)	(71,886)	-
Interest payable on long-term debt	(13,530)	(25,105)
Interim funding facility (Note 11 (a))	(1,789,787)	(1,799,004)
New bridge facility (Note 11 (b))	(339,475)	-

	$(2,385,414)	$(1,038,423)

The following table summarizes transactions with Rio Tinto by their nature:

	Year Ended December 31,
	2013	2012

Interest income on demand deposits (i)	$5,681	$385
Cost recoveries - Turquoise Hill	5,285	2,654

Financing costs:
Series D Warrants (Note 14 (c))	-	(164,384)
Standby purchaser fee (Note 14 (d) and (e))	(71,710)	(72,764)
Front end fees (Note 11) (iii)	(7,917)	(16,667)
Commitment fees (Note 11) (iii)	(14,527)	(19,607)
Interest expense (Note 11) (iii)	(129,910)	(101,109)
Management services payment (ii)	(21,750)	(34,392)
Cost recoveries - Rio Tinto (iv)	(98,302)	(113,326)

	$(331,150)	$(519,210)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS (Continued)

(a)	Related party transactions with Rio Tinto (continued)

(i)

Cash and cash equivalents at December 31, 2012 included two deposits with Rio Tinto totalling $970.6 million that earned interest at LIBOR plus 3.25% and were required to be repaid, in whole or in part, to the Company on demand. One deposit of $274.2 million was repaid on March 1, 2013 when Rio Tinto terminated that deposit arrangement in accordance with its terms. The remaining $696.4 million on deposit was fully repaid by May 22, 2013.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi mine achieved the Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0%.

(iii)

The Rio Tinto credit facilities included gross-up provisions for withholding taxes. Accordingly, front end fees, commitment fees and interest expense include gross-ups for withholding taxes where applicable.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(v)	During 2013, the Company recognized a derivative loss of $0.2 million associated with remeasuring the standby purchaser fee liability.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(b)	Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common. The table summarizes related party transactions by related party:

	Year Ended December 31,
	2013	2012

Global Mining Management Corporation (i)	$816	$24,019
Robert Friedland related entities (ii)	-	21,224

	$816	$45,243

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

22.	RELATED PARTY TRANSACTIONS (Continued)

(b)	Other related party transactions (continued)

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

At December 31, 2013, no amounts were due from (December 31, 2012 - $1.1 million) or payable to (December 31, 2012 - $0.1 million) companies related to Turquoise Hill by way of directors, officers or shareholders in common.

(i)

On October 31, 2013, the Company ceased being one of seven equal shareholders of Global Mining Management Corporation (Global), a private company based in Vancouver, and the Company’s Vice President, Human Resources and Administration ceased being a director of Global’s parent company. Additionally, Global had a director in common with the Company until May 10, 2013. Global provided administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owned more than 10% of the Company until late April 2013 and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental, administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES

	Year Ended December 31, 2013
	Oyu Tolgoi (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$51,520	$58,636	$-	$-	$110,156

COST OF SALES	(49,185)	(129,018)	-	-	(178,203)

EXPENSES
Exploration and evaluation	(20,165)	(1,169)	(6,158)	-	(27,492)
Other operating expenses	(212,822)	(20,425)	-	-	(233,247)
General and administrative	-	-	-	(61,288)	(61,288)
Depreciation	(2,167)	(193)	(475)	(19)	(2,854)
Accretion of asset retirement obligations	(5,664)	(466)	-	-	(6,130)
Write-down of accounts receivables and other current assets	-	(30,352)	-	-	(30,352)
Write-down of carrying value of materials and supplies inventory	(14,839)	(14,962)	-	-	(29,801)
Write-down of carrying value of property, plant and equipment	-	(73,564)	-	-	(73,564)

TOTAL EXPENSES	(304,842)	(270,149)	(6,633)	(61,307)	(642,931)

OPERATING LOSS	(253,322)	(211,513)	(6,633)	(61,307)	(532,775)

OTHER INCOME (EXPENSES)
Interest income	2,736	84	33	11,962	14,815
Interest expense	-	(20,291)	-	(42,092)	(62,383)
Financing costs	-	-	-	-	-
Foreign exchange losses	(2,342)	(1,659)	(306)	(1,304)	(5,611)
Change in fair value of derivatives	-	-	-	87,722	87,722
Change in fair value of embedded derivatives	-	5,481	-	-	5,481
Other (expense) income	-	(3,814)	-	232,535	228,721

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(252,928)	(231,712)	(6,906)	227,516	(264,030)
Provision for income and other taxes	(41,010)	(58,599)	(335)	(1)	(99,945)
Share of loss of significantly influenced investees	-	(53)	-	(3,029)	(3,082)

NET LOSS FROM CONTINUING OPERATIONS	(293,938)	(290,364)	(7,241)	224,486	(367,057)

CAPITAL EXPENDITURES	$1,071,670	$3,115	$441	$25	$1,075,251

TOTAL ASSETS	$7,921,540	$418,067	$5,429	$250,655	$8,595,691

(a)

During the year ended December 31, 2013, all of Oyu Tolgoi’s revenue arose from copper concentrate sales in China. Revenue from the three largest customers was $24.2 million, $18.4 million and $8.9 million, respectively.

(b)

During the year ended December 31, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers was $30.5 million, $10.0 million and $9.4 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

23.	SEGMENT DISCLOSURES (Continued)

	Year Ended December 31, 2012
	Oyu Tolgoi	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$78,062	$-	$-	$78,062

COST OF SALES	-	(155,448)	-	-	(155,448)

EXPENSES
Exploration and evaluation	(42,181)	(8,598)	(15,302)	-	(66,081)
Other operating expenses	(107,540)	(33,494)	-	-	(141,034)
General and administrative	-	-	-	(154,486)	(154,486)
Depreciation	-	(215)	(145)	(45)	(405)
Accretion of asset retirement obligations	(2,218)	(517)	-	-	(2,735)
Write-down of accounts receivable and other current assets	-	-	-	-	-
Write-down of carrying value of materials and supplies inventory	-	-	-	-	-
Write-down of carrying value of property, plant and equipment	-	(15,245)	-	-	(15,245)

TOTAL EXPENSES	(151,939)	(213,517)	(15,447)	(154,531)	(535,434)

OPERATING LOSS	(151,939)	(135,455)	(15,447)	(154,531)	(457,372)

OTHER INCOME (EXPENSES)
Interest income	3,432	406	74	11,892	15,804
Interest expense	-	(10,829)	-	(1,114)	(11,943)
Financing costs	-	-	-	(164,384)	(164,384)
Foreign exchange (losses) gains	(4,786)	(3,225)	(241)	14,900	6,648
Change in fair value of derivatives	-	-	-	194,664	194,664
Change in fair value of embedded derivatives	-	39,512	-	-	39,512
Other (expense) income	-	(23,631)	-	2,219	(21,412)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(153,293)	(133,222)	(15,614)	(96,354)	(398,483)
(Provision) recovery of income taxes	(31,027)	10,627	(81)	7,582	(12,899)
Share of (loss) income of significantly influenced investees	-	(99)	-	(33,134)	(33,233)

NET LOSS FROM CONTINUING OPERATIONS	$(184,320)	$(122,694)	$(15,695)	$(121,906)	$(444,615)

CAPITAL EXPENDITURES	$2,389,555	$90,658	$225	$22	$2,480,460

TOTAL ASSETS	$6,852,304	$685,016	$10,443	$1,257,796	$8,805,559

(a)

During the year ended December 31, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers were $23.5 million, $23.0 million and $14.3 million, respectively.

24.	COMMITMENTS AND CONTINGENCIES

Turquoise Hill has, in the normal course of its business, entered into various long-term contracts, which include commitments for future operating payments under contracts for drilling, engineering, equipment rentals and other arrangements as follows:

2014	$218,494
2015	25,239
2016	207
2017	3
2018 onwards	6

$243,949

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	COMMITMENTS AND CONTINGENCIES (Continued)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a)

On December 13 and 18, 2013 two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The lawsuits seek to recover damages resulting from alleged misstatements about Turquoise Hill’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaints are without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at December 31, 2013 a provision for this matter is not required.

(b)

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. The Prosecutor General may undertake criminal actions against the three former employees for alleged violations of taxation laws and SouthGobi may be held liable as “civil defendant” as a result of these alleged criminal actions. These actions could result in the investigation case being imminently transferred to a Court of Justice under the relevant Mongolian law. The likelihood or consequences of such an outcome or any civil action taken against SouthGobi are uncertain and unclear at this time but could include

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

24.	COMMITMENTS AND CONTINGENCIES (Continued)

financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

Turquoise Hill disputes and will vigorously defend itself against any civil or criminal actions. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course.

In the opinion of Turquoise Hill, at December 31, 2013 a provision for this matter is not required.

(c)

In the first quarter of 2013, the IAAC informed SouthGobi that orders placing restrictions on certain of its Mongolian assets had been imposed in connection with its continuing investigation. The orders were imposed on SouthGobi in connection with the IAAC’s investigation of the Company. The SIA also continues to enforce the orders on SouthGobi.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default on SouthGobi’s CIC convertible debenture. It is Turquoise Hill’s view that this does not result in an event of default as defined under the CIC convertible debenture terms. However, if an event of default on SouthGobi’s CIC convertible debenture occurs that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. While the orders related to SouthGobi’s Mongolian banks accounts restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on Turquoise Hill’s activities.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$-	$-	$-	$-
Long-term investments	49,053	31,121	17,932	-
Other long-term investments	254,253	-	-	254,253
Long-term investments included in non-current assets held for sale	-	-	-	-
	$303,306	$31,121	$17,932	$254,253

Liabilities:
Payable to related parties	$71,886	$-	$71,886	$-
Rights offering derivative liabilities	928,280	456,827	471,453	$-
Embedded derivative liability	3,395	-	3,395	-
	$1,003,561	$456,827	$546,734	$-

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING (Continued)

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$15,000	$15,000	$-	$-
Long-term investments	37,472	37,472	-	-
Other long-term investments	270,612	-	-	270,612
Long-term investments included in non-current assets held for sale	(2,280)	(2,280)	-	-
	$320,804	$50,192	$-	$270,612

Liabilities:
Payable to related parties	$-	$-	$-	$-
Rights offering derivative liability	-	-	-	-
Embedded derivative liability	8,876	-	8,876	-
	$8,876	$-	$8,876	$-

The Company’s short-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Whereas, long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments, the T-Bill and other investments.

The standby purchaser fee liability, included within payable to related parties, is classified within level 2 of the fair value hierarchy as its fair value is determined using the optimal currency of exercise for a right.

The Company’s rights offering derivative liabilities are classified within levels 1 and 2 of the fair value hierarchy. The derivative financial liability associated with rights held by the Company’s noncontrolling shareholders is classified within level 1 of the fair value hierarchy as its fair value is determined by reference to published market quotations for the rights. The derivative financial liability associated with rights held by Rio Tinto is classified within level 2 of the fair value hierarchy as its fair value is determined using a forward pricing model, which uses readily observable inputs.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 10), is classified within level 2 of the fair value hierarchy as its fair value is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING (Continued)

The table below sets forth a summary of changes in the fair value, on a recurring basis, of the Company’s level 3 financial assets for the year ended December 31, 2013 and 2012.

	Tax Prepayment	T-Bills	Other Investments	Convertible Bonds	Totals
Balance, December 31, 2011	$136,103	$88,348	$32,277	$15,627	$272,355
Accrued interest	2,695	3,017	-	-	5,712
Foreign exchange gains	-	-	66	-	66
Fair value redeemed	-	-	(31,325)	-	(31,325)
Unrealized gains included in other comprehensive income	15,143	15,166	-	-	30,309
Unrealized gains included in earnings	-	-	9,122	2,311	11,433
Convertible Bond conversion	-	-	-	(17,938)	(17,938)
Balance, December 31, 2012	$153,941	$106,531	$10,140	$-	$270,612
Accrued interest	2,743	3,100	-	-	5,843
Foreign exchange losses	-	-	(139)	-	(139)
Fair value redeemed	-	-	(10,239)	-	(10,239)
Unrealized losses included in other comprehensive income	(11,725)	(337)	-	-	(12,062)
Unrealized gains included in earnings	-	-	238	-	238
Balance, December 31, 2013	$144,959	$109,294	$-	$-	$254,253

The fair values used in determining the following impairment losses were estimated using probability-weighted discounted cash flow models, which used significant unobservable inputs. Therefore, these fair value measurements are categorized within level 3 of the fair value hierarchy.

•	During the year ended December 31, 2013, Turquoise Hill recorded a $66.3 million impairment loss related to property, plant and equipment (Note 8 (c)).

•	During the year ended December 31, 2011, Turquoise Hill entered into an agreement with Ejin Jinda, a subsidiary of China Mongolia Coal Co. Ltd., to toll wash coal from the Ovoot

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

25.	FAIR VALUE ACCOUNTING (Continued)

Tolgoi mine. The agreement has a duration of 5-years from commencement and provides for an annual wet washing capacity of approximately 3.5 million tonnes of input raw coal.

Commercial operations at the wet washing facility have not commenced. Turquoise Hill identified the results of a trial sample from the wet washing facility and the delay in starting the commercial operations at the wet washing facility as indicators of impairment for the prepaid toll washing fees, which are part of the contract with Ejin Jinda. Updated estimates and assumptions related to wash yields from the facility were incorporated in a probability-weighted discounted cash flow model, using a discount rate of 10.4%, to estimate the fair value of the prepaid toll washing fees. As a result of the impairment assessment, a $30.2 million impairment loss on the $33.6 million of prepaid toll washing fees was recorded during the year ended December 31, 2013. The remaining carrying amount of the prepaid toll washing fees of $3.4 million is classified as prepaid expenses.

26.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable and other long-term investments. The significant concentrations of credit risk are situated in Mongolia and China. Turquoise Hill does not mitigate the balance of this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim and bridge funding facilities (Note 11) and cash and cash equivalents. Interest rate risk is concentrated in Canada and principally relates to the U.S. dollar LIBOR. Turquoise Hill does not mitigate the balance of this risk.